SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company") announced that at the Annual Meeting of Shareholders held today, the following proposals were approved by the shareholders by the requisite majority:

Proposal 1: To re-elect each of Messrs. Zwi Williger, Joseph Williger, Gil Hochboim and Victor Bar as directors of the Company, each to hold office as a director of the Company until the close of the next Annual General Meeting of the Company’s shareholders.

Proposal 2:  To re-appoint BDO Ziv Haft as the independent accounting firm of the Company for the year ending December 31, 2019 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Company's Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Finance Manager

Date: November 21, 2019